                                                                     EXHIBIT 2.2

                               EARN-OUT AGREEMENT

      THIS EARN-OUT AGREEMENT (this "Agreement") dated the 5th day of September, 2003, is by and between American Healthways, Inc., a Delaware corporation ("American Healthways") and Matthew Kelliher, as agent (the "Stockholder Representative") for all of the former stockholders of StatusOne Health Systems, Inc., a Delaware corporation ("StatusOne"), identified on Schedule 2.4 of the Merger Agreement (as defined below) (collectively, the "Former Stockholders"). Reference is made to that certain Agreement and Plan of Merger by and among American Healthways, AH Mergersub, Inc., a Delaware corporation and wholly owned subsidiary of American Healthways ("AH Mergersub"), StatusOne and certain of the Former Stockholders dated September 5, 2003 (the "Merger Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

      WHEREAS, the Former Stockholders, StatusOne, AH Mergersub and American Healthways have entered into the Merger Agreement which provides as a condition to Closing that the parties hereto enter into this Agreement;

      NOW, THEREFORE, in consideration of the premises hereof, and of the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

      1. Base Earnout Consideration. Subsequent to the Closing of the Merger, the Trust, for the benefit of former holders of the Class C Common Stock of StatusOne (the "Class C Stockholders") shall be entitled to receive up to Twelve Million Five Hundred Thousand Dollars ($12,500,000) (the "Base Earnout Amount"), which shall be distributed in accordance with the schedule of beneficial ownership attached to the Trust and attached hereto as Exhibit A, if the Revenue (as defined below) for the twelve (12) month period ending August 31, 2004 (the "Earnout Period") exceeds $35,922,864 (the "Target Revenue"), such Base Earnout Amount to be earned in accordance with the Earnout Schedule set forth in Section 3 below.

      2. Contingent Earnout Consideration. In the event that (a) the entire Base Earnout Amount of $12,500,000 has been earned during the Earnout Period and (b) any of the Escrow Amount is at any time paid to American Healthways solely as a result of a Revenue Shortfall (the "Escrow Payout"), the holders of the Class A Common Stock and Class B Common Stock of StatusOne (the "Class A/B Holders"), shall, as a group, be entitled to receive an amount up to the Escrow Payout (the "Contingent Earnout Amount") if and to the extent the Earnout Consideration, as determined below, exceeds $12,500,000. Such Contingent Earnout Amount shall be earned and payable also in accordance with the Earnout Schedule set forth in
Section 3 below.

      3. Earnout Schedule. The Former Stockholders shall be eligible to receive an amount equal to the Base Earnout Amount and the Contingent Earnout Amount corresponding with the Revenue ranges set forth below (the Base Earnout Amount and the Contingent Earnout Amount to be referred to as the "Earnout Consideration"). Notwithstanding anything contained herein to the contrary, in no event shall the aggregate amount of Earnout Consideration exceed $17,500,000 (the "Maximum Earnout Amount"). If the Revenue for the Earnout Period exceeds the Target Revenue, the Former Stockholders shall receive:

         REVENUE FOR THE EARNOUT PERIOD         EARNOUT CONSIDERATION
         ------------------------------         ---------------------

             less than $35,922,864                       $0

            between $35,922,864 and       $1 for every $1 in Revenue (as
                  $37,000,000             defined below) in excess of the
                                          Target Revenue


            between $37,000,001 and       the greater of:
                  $40,922,864

                                          a)  $1 for every $1 in Revenue
                                              in excess of the Target
                                              Revenue, or

                                          b)  $1 for every $1 of
                                              Run-Rate Revenue (as defined
                                              below) in excess of
                                              $46,749,298

             $40,922,865 or greater
                                           $1 for every $1 in Revenue in
                                          excess of the Target Revenue, up
                                            to the Maximum Earnout Amount

      For purposes of the calculating the Earnout Consideration, "Revenue" shall mean all revenue recognized by American Healthways during the Earnout Period that is (a) generated from, and attributable to, the programs and services provided by StatusOne (the "StatusOne Programs") to customers of either StatusOne or American Healthways, and (b) generated from, and attributable to, the programs provided by American Healthways (other than the StatusOne Programs) to the customers and prospective customers of StatusOne set forth on Exhibit B hereto. Revenues shall be calculated in accordance with accounting principles generally accepted in the United States of America as consistently applied by American Healthways, as determined by the firm of independent certified public accountants engaged by American Healthways for purposes of its own audit. By way of clarification, the parties agree that the amount of the Earnout Consideration shall be calculated by reference only to the highest of the Revenue Range categories set forth above which is satisfied by actual revenue generated during the Earnout Period, and a marginal rate calculation shall not apply.

      For purposes of calculating the Earnout Consideration, "Run-Rate Revenue" shall mean the product of (x) and (y), where (x) equals the Revenue for the three-month period ending August 31, 2004, and (y) equals four (4).

      Examples of calculations of the Earnout Consideration payments are set forth on Exhibit C hereto.

      4. Determination of Earnout Consideration. American Healthways shall prepare and deliver to the Stockholder Representative within ninety (90) days following the completion of the Earnout Period, a statement showing the Revenue for the Earnout Period and the calculation of the amount of Earnout Consideration payable, if any (the "AMHC Determination"). The Stockholder Representative shall be entitled to receive and review, upon request, such financial statements of American Healthways as are necessary to calculate the Revenue and the amount of Earnout Consideration payable and a detailed calculation of the Earnout Consideration. Within thirty (30) days after receipt of the calculation, the Stockholder Representative shall advise American Healthways if the Stockholder Representative disagrees with the calculation. In the event of any such disagreement, American Healthways agrees to provide reasonable access during normal business hours to its books and records to the Stockholder Representative or his designee, as reasonably required to validate the determination of the Earnout Consideration by the Stockholder Representative.

      Any disagreement or controversy between American Healthways and the Stockholder Representative with respect to the calculation of the Earnout Consideration which is not resolved by the parties shall be settled as follows:
If the parties are unable to resolve any such dispute within the ninety (90) day period following delivery by American Healthways of the AMHC Determination, an arbitrator mutually agreed upon by American Healthways and the Stockholder Representative (the "Arbitrator") shall be engaged to resolve such dispute as soon as practicable. In connection with the resolution of any such dispute, the Arbitrator shall have access to all documents, records, work papers, facilities and personnel necessary to perform its function as arbitrator. The Arbitrator's function shall be to review only those items which are in dispute and to resolve the dispute with respect to such items. The Arbitrator's award with respect to any such dispute shall be final and binding upon the parties hereto, and judgment may be entered on the award.

      The fees and expenses of the Arbitrator shall be allocated between the Former Stockholders, on the one hand, and American Healthways, on the other hand, so that the amount of fees and expenses paid by the disputing Former Stockholders shall be equal to the product of (x) and (y), where (x) is the aggregate amount of such fees and expenses, and where (y) is a fraction, the numerator of which is the amount in dispute that is ultimately unsuccessfully disputed by the Stockholder Representative (as determined by the Arbitrator), and the denominator of which is the total value in dispute.

      5. Payment of Earnout Consideration. In the event any Earnout Consideration is payable, on or before one hundred and twenty (120) days following the end of the Earnout Period (provided that (i) there is no dispute with respect to Earnout Consideration and (ii) there is no claim for indemnification made by American Healthways in excess of the amount remaining in Escrow which has not been paid by the Principal Stockholders pursuant to Article 10 of the Merger Agreement), American Healthways shall pay such Earnout Consideration to a paying agent for the Former Stockholders designated by the Stockholder Representative, by wire transfer of immediately available funds if American Healthways elects to pay any portion of the Earnout Consideration in cash, and/or by delivery of shares of common stock, par value $.001 per share, of American Healthways (the "Common Stock") if American Healthways elects to pay any portion of the Earnout Consideration in Common Stock, provided that in the event American Healthways elects to pay in portion of the Earnout Consideration in Common Stock, it will only be obligated to pay those Former Stockholders who, at the time the Earnout Consideration is payable, qualify as an "accredited investor" as defined in Rule 501(a) of the Securities Act, as determined by American Healthways in its sole discretion. Such Common Stock delivered to the Stockholder Representative shall be registered for resale at the time the Earnout Consideration is due and payable or American Healthways may deliver unregistered shares, provided that American Healthways agrees to file an S-3 registration statement (provided that if American Healthways is not then eligible to register for resale such shares on Form S-3, such registration shall be on another appropriate form determined by American Healthways) (the "Registration Statement") with the Securities and Exchange Commission not later than thirty (30) days after the date on which the Earn-Out Consideration is payable in accordance with the terms of the Earn-Out Agreement, which Registration Statement shall cover the resale from time to time of the shares. American Healthways will use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof and will use its commercially reasonable efforts to maintain the effectiveness of such Registration Statement until the earlier of (i) the date on which the shares of Common Stock issued to the Former Stockholders as Earnout Consideration included in the Registration Statement have been sold or (ii) the date on which the shares of Common Stock issued to the Former Stockholders as Earnout Consideration may be sold under Rule 144(k) of the Securities Act. Anything to the contrary herein notwithstanding, American Healthways may postpone for a reasonable period of time (not to exceed one period of up to ninety (90) days in any twelve (12) month period) the resale of shares pursuant to the Registration Statement if American Healthways determines in the good faith judgment of its board of directors that the resale of shares pursuant to the Registration Statement (a) could reasonably be expected to have an adverse effect on any plan or proposal by American Healthways or any of its subsidiaries with respect to any financing, acquisition, recapitalization or reorganization which is material to American Healthways or other transaction which is material to American Healthways or (b) could require the disclosure of material non-public information, the disclosure of which could reasonably be expected to be adverse to the best interests of American Healthways and its stockholders. The amount of Common Stock to be delivered shall be equal to the quotient of (x) divided by (y), where (x) is the product of (A) the total Earnout Consideration payable and (B) the percentage of Earnout Consideration that American Healthways elects to pay in Common Stock, and where (y) is the fair market value of Common Stock, which shall equal the average of the closing price of the Common Stock on the NASDAQ Stock Market over the ten (10) trading day period ending two (2) trading days prior to the end of the Earnout Period. If there is a dispute with respect to such Earnout Consideration, the amount not in dispute shall be paid as provided above and payment of the portion in dispute shall be deferred until resolution of the dispute.

      6. Operations of StatusOne. Both American Healthways and the Stockholder Representative acknowledge that an increase in the Revenues of StatusOne will be required in order for all or a portion of the Earnout Consideration to be payable. The Stockholder Representative understands and acknowledges that American Healthways is a publicly traded company, and as such, the Board of Directors and senior management of American Healthways owe their fiduciary duties to the stockholders of American Healthways. The Former Stockholders understand and acknowledge that the Board of Directors and senior management of American Healthways, in the exercise of their fiduciary duties to the stockholders of American Healthways, may determine to undertake a range of actions, some of which could have the ancillary effect of adversely affecting amounts payable under this Agreement, to reflect the fiduciary duties owed to the stockholders of American Healthways and to further accomplish the reasonable business objectives of American Healthways as the owner of subsidiaries engaged in the care enhancement and disease management industry. The parties intend that StatusOne have a reasonable opportunity to achieve the Revenue and to be compensated therefore pursuant to the terms of this Agreement, consistent, however, with the ordinary course of business of StatusOne as currently conducted and contemplated (including, but not limited to, its product mix and terms and pricing strategy with respect to contracts, and provided that StatusOne shall not be prohibited from introducing new products related to its current business) and the fiduciary obligations of American Healthways as the direct owner of StatusOne (provided that such fiduciary obligations shall not be construed to require or permit American Healthways to take actions designed to impair StatusOne's opportunity to achieve the Earnout Consideration otherwise payable under this Agreement). Accordingly, and subject to such fiduciary obligations, during the Earnout Period, American Healthways (i) shall facilitate the maintenance of separate records of StatusOne, so as to render a determination of the Revenue practicable, (ii) without the prior written consent of the Stockholder Representative, will not cause, suffer or permit any actions with respect to StatusOne so as to render a determination of the Revenue impracticable, (iii) will permit Matt Kelliher, the current President of StatusOne, for so long as he continues as such President of StatusOne, to operate StatusOne in the ordinary course of business consistent with past practice, except as may be modified by adherence to American Healthways' practices and policies applicable to American Healthways' business units generally and (iv) will not require StatusOne to move its principal places of business in Westboro, Massachusetts and Aliseo Viejo, California more than twenty (20) miles from their respective present locations without the consent of the Stockholder Representative. In furtherance of the foregoing, American Healthways may not make any decisions in bad faith and with the purpose of adversely affecting the Revenue so that the amount of Earnout Consideration payable pursuant to this Agreement, if any, is reduced.

      7. No Assignment. Without the prior written consent of American Healthways, this Agreement and the rights hereunder shall not be assignable, transferable or delegable by the Stockholder Representative or any of the Former Stockholders, whether by pledge, creation of a security interest or otherwise, and, in the event of any attempted assignment, transfer or delegation contrary to this paragraph, American Healthways shall have no liability to pay to such assignee, delegee or other transferee any amount so attempted to be assigned, transferred or delegated. Notwithstanding the foregoing, American Healthways acknowledges and agrees that the Stockholder Representative may resign or be removed and a successor thereto be designated in accordance with the terms of the Merger Agreement, and that any such replacement shall, by virtue of such designation and with no further action on the part of such replacement or American Healthways, become a party hereto and be treated as the "Stockholder Representative" for all purposes under this Agreement thereafter.

      8. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to its conflict of laws rules.

      9. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, with the same effect as if the signatories executing the several counterparts had executed one counterpart, provided, however, that the several executed counterparts shall together have been signed by all parties hereto. All such executed counterparts shall together constitute one and the same instrument.

      10. Entire Agreement; Amendment. This Agreement and the Merger Agreement, including the exhibits, schedules, lists and other documents referred to therein or delivered pursuant thereto, which form a part thereof, contain the entire understanding of the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by all parties or their respective heirs, successors, permitted assigns, executors or legal personal representatives.

      11. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and given by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

      If to American Healthways:          American Healthways, Inc.
                                          3841 Green Hills Village Drive
                                          Nashville, TN 37215
                                          Attn: Ben Leedle
                                          Fax No. (615) 665 - 7697

      with a copy to:                     Bass, Berry & Sims PLC
                                          315 Deaderick Street, Suite 2700
                                          Nashville, Tennessee 37238-0002
                                          Attention: Cynthia Y. Reisz
                                          Fax No. (615) 742-2783

      If to the Stockholder
      Representative:                     Matthew Kelliher
                                          StatusOne Health Systems, Inc.
                                          One Research Drive
                                          Suite 301
                                          Westboro, MA  01581
                                          Fax No. (508) 497-0762

      with a copy to:                     McDermott, Will & Emery
                                          28 State Street
                                          Boston, MA 02109-1775
                                          Attn: Mark B. Stein, Esq.
                                          Fax No. (617) 535-3800

      12. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

      13. Successors and Assigns; Third Party Beneficiaries. This Agreement shall be binding upon American Healthways and each of American Healthways' successors and assigns, if any. Further, this Agreement shall be binding upon the Stockholder Representative and the Former Stockholders and each of their permitted assigns. Except as otherwise provided for herein, nothing expressed or referred to in this Agreement will be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a permitted assign.


                          (Next Page is Signature Page)

      IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.



                              AMERICAN HEALTHWAYS, INC.


                              By:     /s/ Ben R. Leedle, Jr.
                                     ------------------------------------

                              Title:  Chief Executive Officer
                                     ------------------------------------



                              STOCKHOLDER REPRESENTATIVE:


                              /s/ Matthew Kelliher
                              ------------------------------------
                              Matthew Kelliher